EXHIBIT 99.5
Media release

Rio Tinto teams up with Paul Wurth and SHS-Stahl-Holding-Saar on low-carbon iron in Canada

February 16, 2021 02:30 AM Eastern Standard Time

LONDON--(BUSINESS WIRE)--Rio Tinto, Paul Wurth S.A. and SHS-Stahl-Holding-Saar GmbH & Co. KGaA (SHS) have signed a Memorandum of Understanding to explore the production of a low-carbon steel feedstock. This partnership brings together a leading global miner, an international leader in the design and supply of engineering solutions for integrated steelmakers and one of Europe’s best-known steelmakers.

The partnership will explore the viability of transforming iron ore pellets into low-carbon hot briquetted iron (HBI), a low-carbon steel feedstock, using green hydrogen generated from hydro-electricity in Canada.
Iron Ore Company of Canada (IOC), in which Rio Tinto holds a majority interest, will supply high-grade iron ores and expertise in mining, processing and pelletising. Paul Wurth brings expertise in plant building and process knowledge in the field of highly efficient hydrogen generation and Midrex® direct reduction plants. SHS brings deep iron and steel making expertise.

Rio Tinto’s significant presence in the Canadian provinces of Quebec and Newfoundland and Labrador makes Canada a natural location for the project. Canada provides access to cost competitive hydro-electricity, and proximity to key markets in Europe and North America. Transforming high-grade iron ore pellets into a low-carbon steel feedstock using green hydrogen, when processed in an electric arc furnace with carbon free electricity, has the potential to reduce significantly the carbon emissions associated with steelmaking.

The parties will conduct a feasibility study into the potential development of industrial scale low-carbon iron production in Canada, utilising the combined expertise of the three partners across the entire steel value chain. The feasibility study is scheduled for completion in late 2021, with an investment decision on a hydrogen based direct reduction plant at industrial scale expected to follow thereafter.

IOC president and chief executive officer Clayton Walker said: “This partnership is part of Rio Tinto’s climate strategy to pursue pro-active and action-oriented partnerships to support the development and deployment of low-carbon technologies for hard-to-abate processes like steelmaking.

“We are absolutely committed to being part of the solution on climate change and to support our customers and other stakeholders in the steel value chain as the industry transitions to a low-carbon future.”

Georges Rassel, CEO of Paul Wurth S.A, said: “This collaboration reflects Paul Wurth’s strategy to support our customers from the very beginning of their projects as a reliable and trusted partner. By associating the different players of the metal production chain, we are confident to develop the most appropriate and efficient solutions for this challenging transition towards a carbon neutral industry.”

Martin Baues, Member of the Board of Directors for Technology at SHS-Stahl-Holding Saar said: “Dillinger and Saarstahl adopted a future-focused strategy with the motto ‘proactive, carbon-free and efficient’. Within this strategy, we have defined various options for the transformation to carbon-neutral steel production. The use of hydrogen in steel production is a key factor in reducing carbon emissions. This partnership can further help us to reduce our carbon emissions on the basis of this technology, while gaining important experience in using hydrogen in steel production.”

About Rio Tinto

Rio Tinto produces materials that are essential to human progress. We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 per cent in the decade to 2020.

We have set ambitious emissions targets to reduce our carbon intensity by a further 30% and our absolute emissions by a further 15% by 2030, alongside establishing a $1 billion fund to invest in climate related projects. These targets will bring us a step closer to achieving our long-term goal of becoming net zero emissions by 2050.

In 2018, we completed the divestment of our coal assets, becoming the only major mining company not producing fossil fuels. In the same year, we also entered into the Elysis joint venture with Alcoa, with investments from the Government of Quebec and Apple, which is developing a revolutionary process to make aluminium that eliminates all direct greenhouse gas emissions from smelting.

As part of our climate strategy, we have entered into a partnerships with the world’s largest steel producer, China Baowu Steel Group, one of China’s most prestigious and influential universities, Tsinghua University and Japan’s largest steel producer, Nippon Steel Corporation to develop and implement new methods to reduce carbon emissions and improve environmental performance across the steel value chain.

About Paul Wurth

Headquartered in Luxembourg since its creation in 1870, Paul Wurth has developed in the course of its history into an international engineering company. Combining wide experience with the capacity to continuously innovate, the Paul Wurth Group is today a leading player in the design and supply of the full-range of technological solutions for the primary stage of integrated steelmaking. Paul Wurth is a company of SMS group.

A special focus is on the construction and modernisation of complete blast furnace and coke oven plants, incorporating the very latest, state-of-the-art technologies. Our portfolio also extends to direct reduction plants, environmental protection technologies as well as recycling facilities.

This partnership is part of Paul Wurth’s strategy to support steel plant operators on their journey to a carbon neutral metallurgy and the production of green steel.

About SHS - Stahl-Holding-Saar

SHS - Stahl-Holding-Saar GmbH & Co. KGaA (SHS), which was founded in 2001, is the management holding of the two large Saarland-based steel companies. Dillinger is a worldwide leader in the production of heavy plates made of steel for steel construction, mechanical engineering, off-shore, offshore-windpower and the linepipe sector. Saarstahl is a globally leading manufacturer of rod and bar steel for the automotive industry, the construction industry and general machinery. Around 13,500 employees work within SHS and generate a turnover totalling around 4.5 billion euros.

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